

September 10, 2012

Via E-mail

Mr. Eric R. Dey
Chief Financial Officer
FleetCor Technologies, Inc.
5445 Triangle Parkway
Norcross, GA 30092

   Re: FleetCor Technologies, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed February 29, 2012
      Form 10-Q for the Quarterly Period Ended June 30, 2012
      Filed August 9, 2012
      File No. 001-35004

Dear Mr. Dey:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 45

1. We note your discussion of changes in revenue on pages 45 and 49 identifies several factors that impacted revenue year over year; however, these factors are not quantified. Please tell us what consideration you gave to quantifying the amount that each source contributed to the increase in revenues. We refer you to Item 303(a)(3)(iii) of Regulation

S-K and Section III.D of SEC Release No. 33-6835. Similar concerns apply to your subsequently filed Forms 10-Q.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 15. Segments, page 104

2.   We note your disclosure of "North America" revenue and long-lived assets. Please tell us what consideration you gave to FASB ASC 280-10-50-41 which requires you to disclose revenues and long-lived assets for the United States, your country of domicile.

3.   We note that you disclose that revenues in the United Kingdom and Czech Republic each represent greater than 10% of your consolidated revenues, but you do not disclose these amounts. Tell us your consideration of FASB ASC 280-10-50-41(a). Also, please note that you should disclosure your basis for attributing revenues from external customers to individual countries.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 5. Acquisitions, page 11

4.   We note your disclosure on page 12 that the estimated fair values of certain intangibles was "based on a third party valuation." Please describe the nature and extent of the valuation specialist's involvement in the determination of the fair value of the intangible assets. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at *http://www.sec.gov/divisions/corpfin/guidance/ sasinterp.htm* for guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 17

5.   According to the Earnings Call Transcript, during your Earnings Conference Call you discussed adjusted revenues and adjusted net income as financial metrics that you use to measure your business. It therefore appears that these are key indicators used to measure operating performance. Please tell us why you do not provide a description of these indicators in your Form 10-Q. Refer to SEC Release 33-8350.

Results of Operations, page 21

6.　　We note that in various places in this section you disclose that organic growth impacted your revenues. In future filings, please confirm that you will expand your discussion to provide a narrative regarding whether the increase in revenues due to organic growth was attributable to increases in prices or volume, in accordance with Item 303(a)(3)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief